FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

KOREA THRUNET CO., LTD.
(Name of the Registrant)

1337-20, Seocho-2 dong
Seocho-ku, Seoul
Korea 137-751
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _X_

Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form 6-K, a copy of a notice of extraordinary general meeting of shareholders dated July 18, 2002.

KOREA THRUNET CO., LTD.
("The Company")

To Shareholders,

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

In accordance with Article 363 of the Commercial Code and Article 18 of the Company's Articles of Incorporation, an extraordinary general meeting of shareholders will be held as follows, and your presence is hereby requested:

1. Date and Time: 09:30 a.m. on August 2, 2002 (Friday)

2. Place: Gayageum A Hall, 2nd Floor
   Seoul Education & Culture Center,
   202 Yangjae 2-dong, Seocho-ku, Seoul, Korea

3. Agenda

1) **Amendment of Articles of Incorporation:** Proposed amendments are attached as Exhibit A.
   The purpose of the proposed amendments is to establish a clear basis for issuance of new shares and determination of exercise price of stock options.

2) **Appointment of New Director:** The profile of the nominee is attached as Exhibit B.
   To appoint a new independent director who will be a member of the audit committee.

3) **Approval on Transfer of Assets**: An outline of the terms and conditions of the proposed transfer of assets is attached as Exhibits C and D.
   To approve transfer of the Company's assets relating to its domestic leased line business to SK Global.

4) **Issuance of Shares at Price below Par:** The details are attached as Exhibit E.
   To approve the minimum issue-price of new shares to be issued at price below par.

Exhibit

A. Amendment of Articles of Incorporation (Proposal)

B. Appointment of New Director (Proposal)

C. Outline of Transfer of Leased Line Assets

D. Guidelines to Exercise of Shareholder Appraisal Rights

E. Issuance of Shares at Price below Par (Proposal)

Shareholders of record at the close of business on June 7, 2002 are the only shareholders entitled to vote at the meeting.

By Order of the Board of Directors

Dated: July 18, 2002

Representative Director

Exhibit A

AMENDMENT OF ARTICLES OF INCORPORATION

Existing Provisions	Amended Provisions (Proposal)
Article 9 (Issuance of New Shares and Preemptive Rights)	Article 9 (Issuance of New Shares and Preemptive Rights)
⑤ Notwithstanding the provisions of Paragraphs (1) through (3), above the following actions by the Company require the approval of the General Meeting of Shareholders: 1. – 2. (omitted) 3. Issuance of shares through private placement at a price less than the market price of the shares or the book-value per share, i.e., the <u>net asset value</u> of the Company divided by the total number of shares and the number of such shares to be issued is 20% or more of the total number of issued and outstanding shares of the Company; <u>provided</u> that, in case any of the Company's director, auditor or shareholder holding 10% or more of the issued and outstanding shares with voting rights of the Company sells the shares held by any such person simultaneously, such number of shares to be sold shall be aggregated issued. **<Addition of Proviso>**	⑤ Notwithstanding the provisions of Paragraphs (1) through (3), above the following actions by the Company require the approval of the General Meeting of Shareholders: 1. – 2. (same as existing provisions) 3. -- -- ------------------**net asset value (as calculated based on the balance sheet for the immediately preceding fiscal year)** ------------------------------ -- -- -- -- -- -- -------------------- **For this purpose, if there is a price at which shares of the Company are traded on the Korea Stock Exchange or the KOSDAQ or through any foreign securities exchange or automated price quotation system, the term "market price" shall mean the reference price used in a capital increase by way of an allocation of shares to third parties, as calculated by applying, *mutatis mutandis*, the Rules on Securities Issuance and Public Disclosure to such price (in the event shares of the Company are traded or quoted on two or more securities exchanges, to the highest price).**
Article 9-3 (Stock Options) ⑤ The exercise price of the stock option per share shall be at least the following price. This shall also apply to the case where the exercise price thereof is adjusted after the stock option is granted: **<Addition of Proviso>**	Article 9-3 (Stock Options) ⑤-- -- -- ----------------------; **provided that if there is a price at which shares of the Company are traded through any foreign securities exchange or automated quotation system, the "substantial price" shall be deemed equal to the market price calculated by applying, *mutatis mutandis*, the provisions of Article 84-9, Paragraph 2, Item 1 of the Enforcement Decree issued under the Securities Exchange Act to such price.**
1. In the case of issuing new shares, the higher amount between their substantial price as of the date of granting the stock option and their face value; and	1. – 2. (same as existing provisions)

2. In the case of transferring the company's own shares, their substantial price as of the date of granting the stock option.	

Exhibit B

APPOINTMENT OF DIRECTOR (PROPOSAL)

1. As Director David K. Lee, who is also a member of the audit committee, has expressed his intent to resign from the Board, there has arisen the need to elect one independent director who will also serve as a member of the audit committee.

2. Personal Background of Candidate for Directorship

   (a) Name: Joon Kim
   (b) Date of Birth: September 19, 1963
   (c) Education
   February 1986: Graduated from Dept. of Chemistry, College of Sciences, Korea University
   May 1992: Obtained Ph.D. degree in chemistry from Brown University in the United States
   (d) Experience
   February 2001 – Present: Senior Managing Director of Kyungbang Ltd., Seoul, Korea
   August 2000 – Present: CEO of IMAGENE Co., Ltd., Seoul, Korea
   February 2000 – Present: Director of eVenture Capital Ltd., Seoul, Korea

Exhibit C

OUTLINE OF TRANSFER OF LEASED LINE ASSETS

1. Background for the Proposed Asset Transfer

   The Company commenced its leased line business in 1997 and its broadband Internet business in 1998, and both of these businesses are ranked third in their respective markets. However, there is a considerable gap between the Company and the companies that are ranked number one in these markets. Thus, there is a need for the Company to focus on a business with the greater growth potential through a more efficient allocation of its resources. In the meantime, due to the nature of the facilities-based telecommunications business, enormous amount of investments were required to be made during the early stages of the Company's business, the magnitude of which has been a considerable burden to the Company. Accordingly, the improvement of profitability and the re-establishment of a sound financial foundation have become top priorities for the Company's business. In this context, on July 5, 2002, the Company's Board of Directors adopted a resolution to sell the Company's assets relating to its domestic leased line business.

   After the successful completion of the sale of such assets, the Company, with emphasis on growth and profitability, plans to focus its human and physical resources on its broadband Internet business. First, starting from the fourth quarter of this year, a portion of the proceeds from the asset sale will be used for aggressive advertising and marketing activities. In addition, the Company plans to enhance cooperative relationships with companies, such as independent dealers and system operators, in order to attract more subscribers in the broadband Internet market, in which there will be intense competition in the future. Also, by improving service quality and strengthening customer service activities, the Company will enhance the level of responsiveness to existing customers and the level of customer satisfaction.

   While strengthening activities related to sales and marketing in its broadband Internet business as discussed above, the Company intends to use a substantial portion of the proceeds from the asset sale to improve its financial structure. The Company's plan to solidify its financial structure with the help of the asset sale includes, in the short term, improving its debt-to-equity ratio through the repayment of all debts falling due in 2002 and, in the long term, laying a solid foundation for maintaining adequate liquidity through the sale of the Company's headquarters building and the inducement of foreign investments by year-end.

2. Purchaser: SK Global Co., Ltd.

3. Sale Price: KRW 355,600,000,000

4. Assets to be Sold

- Cables, optical core, electric poles, conduits used in the dedicated line leasing business
- Contractual relationships in respect of the domestic dedicated line leasing business,

including existing agreements for the lease of telecommunications facilities and agreements for dedicated lease line/dedicated Internet line services

- Intellectual property rights and licenses and permits (and the Company's status thereunder) relating to the domestic dedicated line leasing business
- Operating manuals and other assets required for the operation of the above business

5. Closing

(a) Tentative Closing Date: August 30, 2002 (which, upon request by a party, may be extended to September 30, 2002)

(b) Major Closing Conditions

- Ministry of Information and Communication's approval of the purchaser's acquisition of the perpetual license to operate leased line services.
- Removal of security interests encumbering the assets to be sold
- Resolution of other matters that may affect the contemplated transaction

6. Report of Asset Transfer

On July 8, 2002, the Company filed a Form 6-K with the U.S. Securities and Exchange Commission pursuant to Rule 13a-16 or Rule 15d-16 of the Securities Exchange Act of 1934, regarding the assets transfer agreement entered into between the Company and SK Global.

7. Miscellaneous

Closing of this asset transfer transaction will become effective upon obtaining the approval thereof from the Company's Extraordinary General Meeting of Shareholders and relevant government agencies.

Exhibit D

GUIDELINES TO EXERCISE OF SHAREHOLDER APPRAISAL RIGHTS

1. Shareholder Appraisal Rights

   In accordance with Article 374-2 of the Commercial Code, shareholders of the Company dissenting from approving the Company's sale of the leased line assets are entitled to have the Company buy back their shares; provided that in order for a shareholder to exercise its appraisal rights, it must have been registered as a shareholder on the Company's register of shareholders as of the record date of June 7, 2002, must continue to hold its shares until it exercises the appraisal rights and must undertake the procedures described below.

2. Method of Exercising Appraisal Rights

   A shareholder intending to exercise its appraisal rights must give notice of its dissent from the approval of the sale of the leased line assets and undertake certain procedures for the exercise of such appraisal rights, as follows.

   (a) Notice of Dissent from Sale of Leased Line Assets

   The "Notice of Dissent from the Resolution Adopted by Board of Directors" in the attached form must be [redacted] at least three business days prior to the date set for the Extraordinary General Meeting of Shareholders (i.e., by July 30, 2002).

   (b) Exercise of Appraisal Rights

   Once the sale of the leased line assets of the Company is approved by the Extraordinary General Meeting of Shareholders, a shareholder who has submitted the above "Notice of Dissent from the Resolution Adopted by Board of Directors" has an option to exercise his/her appraisal rights. A shareholder who wants to exercise his/her appraisal rights must complete the "Demand for Repurchase of Shares" in the attached form and [redacted] during the period from August 2, 2002 to August 19, 2002.

3. Tentative Appraised Price and Payment Date

   The price at which shares are expected to be repurchased by the Company upon exercise of the above appraisal rights is KRW 874 per common share, which price was calculated in accordance with Article 63, Paragraph 1, Item (c) of the Inheritance Tax and Gift Tax Act.

   The above price will be paid starting on October 14, 2002.

4. Procedures for Completing an Objection to Tentative Appraised Price

In accordance with Article 374-2, Paragraph 4 of the Commercial Code, in the event no agreement is reached in respect of the tentative appraised price offered by the Company within 30 days after the Company receives the Demand for Repurchase of Shares, a dissenting shareholder who has demanded the repurchase of its shares may petition the court in Korea to determine a fair repurchase price.

5. Miscellaneous

(a) Once the period during which shareholders may demand the repurchase of their shares expires, a shareholder who has submitted such demand may not cancel it.

(b) If a dissenting shareholder who has demanded the repurchase of its shares has an objection to the tentative appraised price offered by the Company, such shareholder is requested to submit the "Notice of Objection to Tentative Appraised Price" in the attached form by September 20, 2002, which is the expiry date for the repurchase price negotiation period. A dissenting shareholder who fails to submit such notice by such date will be deemed to have accepted the tentative appraised price offered by the Company.

NOTICE OF DISSENT FROM THE RESOLUTION ADOPTED BY BOARD OF DIRECTORS

In order to exercise its appraisal rights, the undersigned hereby submits its dissent from the resolution adopted by the Board of Directors of Korea Thrunet Co., Ltd. in respect of the sale of the Company's leased line assets.

Shareholder No.	
Number of Shares Held by Shareholder	Common Stock: Shares
Number of Shares Voted against Proposed Action	Common Stock: Shares

Address:
Social Security Number:
Name:
Signature:
Phone Number:

To: Representative Director of Korea Thrunet Co., Ltd.

DEMAND FOR REPURCHASE OF SHARES

The undersigned, who dissents from Korea Thrunet Co., Ltd.'s sale of the leased line assets, hereby demands the repurchase of the following shares.

Shareholder No.	
Number of Shares Held by Shareholder	Common Stock: Shares
Number of Shares Voted against Proposed Action	Common Stock: Shares
Number of Shares Demanded to be Repurchased	Common Stock: Shares

Address:
Social Security Number:
Name:
Signature:
Phone Number:

To: Representative Director of Korea Thrunet Co., Ltd.

NOTICE OF OBJECTION TO TENTATIVE APPRAISED PRICE

In accordance with Article 374-2, Paragraph 3 of the Commercial Code, the undersigned hereby files an objection to the tentative appraised price offered by Korea Thrunet Co., Ltd.

Shareholder No.	
Number of Shares Held by Shareholder	Common Stock: Shares

Address:
Social Security Number:
Name:
Signature:
Phone Number:

To: Representative Director of Korea Thrunet Co., Ltd.

* In the event a shareholder does not submit this notice to the Company, it will be deemed to have accepted the tentative appraised price offered by the Company. Therefore, if you object to such price, please ensure that you submit this notice to the Company.

Exhibit E

ISSUANCE OF SHARES AT BELOW PAR (PROPOSAL)

1. Background

   To raise funds for improvement of financial structure.

2. Details

Class	Common stock in non-bearer form
Size of Issuance	KRW 50 billion – KRW 100 billion
Basis	Article 9, Paragraph 3, Item 11 of the current Articles of Incorporation (If the Company issues new shares to corporations or individuals designed by special resolution of shareholders' meeting in order for raising funds)
Allottee	In accordance with Article 9, Paragraph 3, Item 11 of the current Articles of Incorporation, any major creditor of the Company who is owed an aggregate amount of at least KRW 10 billion; provided that definitive allottees shall be determined by the Board of Directors after having taken into account the interests of relevant creditors.
Minimum Issue Price	The minimum price per share for the new shares to be issued will be KRW 1,136, which reflects a 30% premium over KRW 874, the price calculated in accordance with the Inheritance Tax and Gift Tax Act. The final issue price per share will be determined by a resolution of the Board of Directors. Such final issue price per share will be the higher of (i) the minimum issue price approved by the upcoming Extraordinary General Meeting of Shareholders and fixed by the court and (ii) an amount equal to 110% of the weighted (based on trading volumes) average of the closing price per share on each of the trading days within the one-month period ending on the day immediately preceding the date of the meeting of the Board of Directors at which the issuance of new shares is approved.
Tentative Issue Date	August 28, 2002

3. Detailed matters concerning the issuance of new shares will be determined by the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Thrunet Co., Ltd.

Date: July 26, 2002

By: /s/ Yong S. Lee
Name: Yong S. Lee
Title: Head of IR Team